UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                                                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2012.

OR

☐                                                         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to

Commission file number 1-4422

A.            Full title of the plan and address of the plan, if different from that of issuer named below:

Western Industries — North, LLC

Western Industries Retirement Savings Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA  30324

Western Industries Retirement Savings Plan

Financial Statements

December 31, 2012 and 2011

Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the

Western Industries Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Western Industries Retirement Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.   The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Windham Brannon, P.C.

Atlanta, Georgia

June 14, 2013

WESTERN INDUSTRIES

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

ASSETS	2012	2011
INVESTMENTS, at fair value:
Mutual funds	$26,321,134	$22,873,764
Rollins, Inc. common stock	1,383,739	1,498,266
Synthetic Guaranteed Investment Contract	29,055,053	28,143,902

Total Investments	56,759,926	52,515,932

RECEIVABLES:
Employer contribution receivable	962,935	991,009
Notes receivable from participants	1,419,108	1,588,075

Total Receivables	2,382,043	2,579,084

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	59,141,969	55,095,016

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,057,684)	(1,905,079)

NET ASSETS AVAILABLE FOR BENEFITS	$57,084,285	$53,189,937

The accompanying notes are an integral part of these financial statements.

WESTERN INDUSTRIES

RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2012

ADDITIONS:
Investment Income:
Net change in fair value of mutual funds	$3,358,250
Net change in contract value of Synthetic GIC	964,202
Net change in fair value of Rollins, Inc. common stock	2,251
Dividend income on Rollins, Inc. common stock	28,701
Total Investment Income	4,353,404

Interest on notes receivable from participants	61,728

CONTRIBUTIONS:
Participants	1,805,729
Employer	1,402,364
Rollovers	51,158

Total Contributions	3,259,251

Total Additions	7,674,383

DEDUCTIONS :
Distributions to participants	3,774,845
Participant transaction charges	5,100

Total Deductions	3,779,945

NET INCREASE IN NET ASSETS	3,894,438

TRANSFERS OF ASSETS OUT OF PLAN	(90)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	53,189,937

End of year	$57,084,285

The accompanying notes are an integral part of these financial statements.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

1.                                      DESCRIPTION OF PLAN

The following description of the Western Industries Retirement Savings Plan (the “Plan”) is provided for general information purposes.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution plan covering eligible employees of Western Industries — North, LLC (the “Company” and the “Plan Sponsor”) and Western Industries — South, LLC.  Rollins, Inc. is the Company’s parent.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan administrator has the discretion to provide transfers to and from defined contribution plans maintained by related companies.  This provision is intended primarily to facilitate the periodic transfers to and from the Rollins 401(k) Savings Plan (“Rollins Plan”) or the Waltham Services, LLC Tax-Favored Employees’ Savings Plan (“Waltham Plan”), without requiring participant elections, but may also apply to other 401(k) plans from other acquisitions.

The Plan has designated the Plan investment fund invested primarily in Rollins, Inc. Common Stock as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”).  The Administrative Committee may allow participants to elect to receive dividends on Rollins, Inc. Common Stock in cash as taxable compensation or to have such dividends paid to the Plan and reinvested in Rollins, Inc. Common Stock with taxes deferred.  Participants may exercise voting, tendering and similar rights with respect to shares of Rollins, Inc. Common Stock held in their accounts under the Plan.

Eligibility

Employees are eligible to participate in the Plan following completion of three months of service for fulltime employees and one year of service in which at least 1,000 hours of work was completed for non-fulltime employees.  Employees enter the Plan on the first day of the quarter following attainment of eligibility requirements.

Contributions

Eligible employees are automatically enrolled in the Plan, and pre-tax contributions are withheld at 3% of eligible compensation, unless the employee elects differently.  Participants may elect to contribute up to 75% of eligible compensation as defined by the Plan, subject to a maximum of $17,000 in 2012.  Participants age 50 or older may also make additional “catch-up” contributions limited to $5,500 in 2012.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollovers”).  The Company matches each participant’s contribution equal to $0.50 for each $1.00 contributed limited to the first 3% of the participant’s compensation.  The Company match is contributed to

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

employees each pay period.  For the year ended December 31, 2012, the Company contributed approximately $1.4 million in matching contributions.

Discretionary contributions made by the Company under a profit sharing program are determined at the end of the year by the Company’s Board of Directors.  Participants whose compensation is in excess of the Social Security taxable wage base receive an allocation equal to the greater of 5.7% or a percentage equal to the Social Security contribution rate in effect at the beginning of the Plan year of such excess compensation.  The contributions remaining after making the allocation, if any, are allocated to all eligible participants based on the ratio of a participant’s compensation to the total compensation of all eligible participants, provided the participant has completed 1,000 hours of service during the Plan year and is an employee on the last day of the Plan year.  No discretionary profit sharing contributions were made in 2012.

Additional discretionary Company contributions are determined at the end of the year by the Company’s Board of Directors.  The Company can elect to provide an additional discretionary contribution up to three percent of a participant’s compensation.  To be eligible for the additional discretionary contribution, the participant must be actively employed on the last day of the Plan’s year and have completed 1,000 hours of service during the Plan year.  An additional discretionary contribution of $962,935 was made for 2012.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contribution and earnings on the investments in their account, and is charged with specific transaction fees.  Participants direct the investment of their contributions and any Company contributions into various investment options offered by the Plan.  The Plan currently offers eleven mutual funds, one synthetic guaranteed investment contract, and Rollins, Inc. Common Stock as investment options for participants.  Participants may change their investment options on a daily basis.  The default investment fund is selected by the Administrator.  The Administrator has elected GoalMaker (an asset allocation model based on the participants expected retirement date which includes various fund options offered by the Plan) as the default investment option.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Approximately 13% of the participants are no longer employees of the Company.

Notes Receivable from Participants

Participants may obtain loans from the Plan up to 50% of their vested account balance of employee contributions and plus actual earnings thereon or $50,000, whichever is less, with a minimum of $1,000.  Loans bear interest at a reasonable rate commensurate with current interest rates charged for loans made under similar circumstances by persons in the business of lending money, are collateralized by a participant’s account balance and may not exceed 5 years, or 15 years if used for the purchase of a residence.  Loans are generally payable through payroll deductions and only one loan may be outstanding at a time.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Vesting

Participants are vested immediately in their contributions, plus actual earnings thereon.  Upon normal retirement, disability, or death, each participant is 100% vested in the Company’s contributions.  Participants vest in the Company’s additional discretionary and profit sharing contributions based on the following schedule:

Years of Credit Service	Vesting
Less than 2 years	0%
2, but less than 3	20%
3, but less than 4	40%
4, but less than 5	60%
5, but less than 6	80%
6 years or more	100%

Participants hired prior to January 1, 2007 vest in the additional discretionary and profit sharing contributions based on a vesting schedule that begins at 3 years and earns 20% each year thereafter through seven years of service.

A participant’s vested percentage in the Company match contributions is determined in accordance with the following schedule:

Years of Credit Service	Vesting
Less than 1 year	0%
1, but less than 2	20%
2, but less than 3	40%
3, but less than 4	60%
4, but less than 5	80%
5 years or more	100%

Forfeitures

Forfeitures are created when participants terminate employment before becoming vested in the Company’s contributions.  Forfeitures were $22,770 at December 31, 2012 and $15,920 at December 31, 2011.  Forfeitures are used to reduce employer matching contributions to the Plan.  Forfeitures of $28,732 were used in 2012 to reduce the Company’s matching contribution.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Payment of Benefits

Upon retirement, death, total and permanent disability, or termination for any reason, the participant, or their beneficiary, may receive the total value of their vested account in either a single lump-sum payment in cash, installments over a period of not more than a participant’s assumed life expectancy, in partial withdrawals, or in a joint and 100% survivor annuity.  For participants who have attained age 70½, payments are made in accordance with minimum annual amounts as described in applicable sections of the Internal Revenue Code.

Withdrawals of all or any part of vested contributions during employment are permitted only under hardship circumstances which are set forth in accordance with applicable sections of the Internal Revenue Code and approved by the Plan Administrator.  After a hardship withdrawal, a participant may not make contributions into their account for a period of six months.  A participant who reaches age 59½ can withdraw any portion of their vested account.  Only one such withdrawal is allowed in any 12-month period.

Participant Transaction Charges

All loan fees, investment transaction fees, and recordkeeping fees are paid by participants in the Plan.  Loan fees are charged directly to the participant requesting the loan, and transaction fees and recordkeeping fees are netted with appreciation/depreciation in fair value in each participant’s account.  The Plan Sponsor paid all other administrative expenses of the Plan during 2012.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Internal Revenue Code.  In the event of Plan termination, participants would become fully vested.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. In May 2011, the Financial Accounting Standards Board issued amended guidance on fair value measurement and related disclosures.   The new guidance clarifies the concepts applicable for fair value measurement and requires new disclosures, with a particular focus on Level 3 measurements.  This guidance was effective for the Plan as of December 31, 2012, and was applied retrospectively.  As the accounting standard primarily impacts disclosures on Level 3 investments, it did not have an impact on the Plan’s financial statements.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Contributions

Employee contributions, and the related match, are considered payable to the Plan upon the withholding of such contributions from the participant’s paycheck.

Discretionary contributions determined at the end of the year are considered payable to the Plan at the Plan’s year-end.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value (see Note 4).  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the investment date. Investments in mutual funds and common stock are stated at the quoted market prices for the identical security in an active market.  The fair value of the synthetic guaranteed investment contract (GIC) is based on the market value of the underlying collateral portfolio.  Securities transactions are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net change in fair value of mutual funds includes realized and unrealized gains and losses on those investments and dividends on mutual funds.

Because the synthetic GIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GIC as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value represents contributions made under the contract, plus earnings, less participant withdrawals.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  The Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are valued at their outstanding balances.  Interest income on notes receivable from participants is recorded when received, primarily per pay period.  Delinquent participant notes 90 days past the due date are recorded as distributions based on the terms of the Plan Agreement.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Benefit Payments

Benefit payments are recorded when paid.

3.                                      INVESTMENTS

Investments at December 31, 2012 and 2011 that represent 5% or more of the Plan’s net assets are as follows:

	2012	2011

Synthetic GIC:
Prudential Guaranteed Fund - Western	$29,055,053	$28,143,902
Mutual Funds:
Vanguard Windsor II Adm Fund	4,858,796	4,408,951
Pimco Total Return Institutional Fund	5,148,078	3,784,165
American Europacific Growth R4 Fund	4,082,864	3,500,334
Oakmark Equity & Income	3,623,317	3,238,476

The Plan’s investments are exposed to various risks such as interest rate, market, currency and credit risks.  It is at least reasonably possible that changes in their fair value will occur in the near term and that such changes could materially affect participants’ account balances.

4.                                      FAIR VALUE MEASUREMENTS

Generally accepted accounting principles establish a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels.  The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  Level 2 inputs are inputs from quoted market prices in active markets for similar assets and liabilities, which are observable for the asset or liability, either directly or indirectly.  The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values:

Mutual funds and common stock — These investments consist of various publicly-traded mutual funds and common stock and are categorized as Level 1.  The fair values are based on quoted market prices for the identical securities in an active market.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Synthetic GIC - The synthetic GIC is a wrap contract paired with underlying investments which are owned by the Plan.  The underlying investments consist of high-quality, intermediate fixed income securities.  The wrapper contract relating to the synthetic GIC was purchased through Prudential Bank & Trust, FSB, and has a fair value of $0 at both December 31, 2012 and 2011, based on the expected replacement cost of the contract.  The trust’s crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract.  The rate is reset every six months.  The average yields on the synthetic GIC based on actual earnings and interest rate credited to participants for the year ended December 31, 2012 and 2011 are as follows:

	December 31, 2012	December 31, 2011

Based on actual earnings	1.5%	1.9%
Based on interest rate credited to participants	3.4%	3.7%

This investment is categorized as a Level 2 asset as the fair value is determined using observable inputs including the average earnings yield, which is comparable to similar securities.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Fair value information for investments that are measured at fair value on a recurring basis was as follows at December 31, 2012 and 2011:

	Fair Value Measurements at December 31,2012
		Significant
	Quoted Prices	Other	Significant
	in Active	Observable	Unobservable	Fair
	Markets	Inputs	Inputs	Value
	(Level 1)	(Level 2)	(Level 3)	Measurement

Mutual funds:
Large blend funds	$891,780	$—	$—	$891,780
Mid-cap value funds	1,181,898	—	—	1,181,898
Foreign large blend fund	4,082,864	—	—	4,082,864
Intermediate term bond fund	5,148,078	—	—	5,148,078
Large growth fund	2,678,516	—	—	2,678,516
Large value fund	4,858,796	—	—	4,858,796
Moderate allocation fund	3,623,318	—	—	3,623,318
Small value fund	603,215	—	—	603,215
Small growth fund	1,617,366	—	—	1,617,366
World stock fund	70,658	—	—	70,658
Mid-cap growth fund	1,564,645	—	—	1,564,645
Rollins, Inc. common stock	1,383,739	—	—	1,383,739
Synthetic Guaranteed Investment Contract	—	29,055,053	—	29,055,053
Total investments, at fair value	$27,704,873	$29,055,053	$—	$56,759,926

	Fair Value Measurements at December 31, 2011
		Significant
	Quoted Prices	Other	Significant
	in Active	Observable	Unobservable	Fair
	Markets	Inputs	Inputs	Value
	(Level 1)	(Level 2)	(Level 3)	Measurement

Mutual funds:
Large blend funds	$1,103,250	$—	$—	$1,103,250
Mid-cap value funds	1,051,331	—	—	1,051,331
Foreign large blend fund	3,500,334	—	—	3,500,334
Intermediate term bond fund	3,784,165	—	—	3,784,165
Large growth fund	2,230,580	—	—	2,230,580
Large value fund	4,408,951	—	—	4,408,951
Moderate allocation fund	3,238,477	—	—	3,238,477
Small value fund	425,793	—	—	425,793
Small growth fund	1,438,142	—	—	1,438,142
World stock fund	121,576	—	—	121,576
Mid-cap growth fund	1,571,165	—	—	1,571,165
Rollins, Inc. common stock	1,498,266	—	—	1,498,266
Synthetic Guaranteed Investment Contract	—	28,143,902	—	28,143,902
Total investments, at fair value	$24,372,030	$28,143,902	$—	$52,515,932

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

5.                                      INCOME TAX STATUS

The Internal Revenue Service determined and informed the Company by a letter dated March 13, 2013 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and has no income subject to unrelated business income tax.  The Plan’s income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

6.                                      TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2012 and 2011, respectively, the Plan held approximately 63,000 and 67,000 shares of Rollins, Inc. Common Stock.  The fair value of the Plan’s investment in Rollins, Inc. Common Stock at December 31, 2012 and 2011 was approximately $1,384,000 and $1,498,000, respectively.  During 2012, the Plan received $28,701 in dividends in Rollins, Inc. Common Stock, which was used to purchase additional shares of the stock.

At December 31, 2012 and 2011, the Plan investments include a synthetic GIC that is managed directly by Prudential Retirement Insurance and Annuity Company (“Prudential”).  Prudential is the custodian as defined by the Plan; therefore, transactions in this security qualify as party-in-interest transactions.

7.                                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	2012	2011

Net assets available for benefits per the financial statements	$57,084,285	$53,189,937
Plus: Adjustment from contract value to fair value for fully benefit-responsive investment contract	2,057,684	1,905,079
Less: employer contributions receivable at end of year	(962,935)	(991,009)

Net assets available for benefits per the Form 5500	$58,179,034	54,104,007

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

Increase in net assets available for benefits per the financial statements	$3,894,348
Less: employer contributions receivable at end of year	(962,935)
Add: employer contributions receivable at beginning of year	991,009
Add: current year adjustment from contract value to fair value for fully benefit-responsive investment contract	2,057,684
Less: prior year adjustment from contract value to fair value for fully benefit-responsive investment contract	(1,905,079)

Increase in net assets available for benefits per the Form 5500	$4,075,027

Supplemental Schedule

WESTERN INDUSTRIES

RETIREMENT SAVINGS PLAN

EIN: 20-0890604   Plan No: 006

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

	(b)		(e)
(a)	Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	Current Value

		Mutual Funds:
	Pimco Institutional Funds	Pimco Total Return Institutional Fund	$5,148,078
	Franklin	Franklin Growth Adv	2,678,516
	Victory Funds	Victory Sm Company Opp I	603,215
	Vanguard Funds	Vanguard Windsor II Adm Fund	4,858,796
	Vanguard Funds	Vanguard 500 Index Fund	891,781
	T. Rowe Price Funds	T. Rowe Price New Horizons Fund	1,617,366
	Goldman Sachs Funds	Goldman Sachs Mid Cap Value A Fund	1,181,898
	American Funds	Capital World Growth R4 Fund	70,658
	American Funds	American Europacific Growth R4 Fund	4,082,864
	Oakmark	Equity & Income	3,623,317
	Morgan Stanley	Morgan Stanley Inst Mid Cap	1,564,645
*	Prudential	Prudential Guaranteed Fund, Western	29,055,053
*	Rollins, Inc.	Common Stock	1,383,739
*	Participant loans	Interest rates from 4.25% to 9.50%	1,419,108

			$58,179,034

*Indicates a party-in-interest to the Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

(Registrant)

Date:	June 27, 2013	By:	/s/Steven G. Petouvis
Steven G. Petouvis
Director of Human Resources

INDEX OF EXHIBITS

Exhibit Number

(23.1)	Consent of Windham Brannon, P.C., Independent Registered Public Accounting Firm.